

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 14, 2008

Mr. David W. Honeyfield
Vice President – CFO, Secretary & Treasurer
St. Mary Land & Exploration Company
1776 Lincoln Street, Suite 700
Denver, Colorado 80203

> **Re: St. Mary Land & Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 1-31539**

Dear Mr. Honeyfield:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brad Skinner
                    Senior Assistant Chief Accountant